                                   EXHIBIT 12

                             CONEXANT SYSTEMS, INC.

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (In thousands, except ratios)

                                                                                                                 Six Months Ended
                                                                    Fiscal Year Ended September 30, (1)             March 31,
                                                            --------------------------------------------------  ------------------
                                                               1998       1997      1996      1995      1994      1999      1998
                                                            ---------   --------  --------  --------  --------  --------   -------
(Loss) income before income taxes                           $(430,328)  $179,762  $197,161  $110,487  $100,392  $(86,434)  $ 9,105

Add fixed charges:
  Interest expense                                                  0          0         0         0         0     1,683         0
  Interest element of rent expenses                             5,795      3,984     2,022     1,566     1,273     2,226     2,664
  Amortization of debt issuance costs                               0          0         0         0         0       396         0
                                                            ---------   --------  --------  --------  --------  --------   -------
    Total fixed charges                                         5,795      3,984     2,022     1,566     1,273     4,305     2,664

                                                            ---------   --------  --------  --------  --------  --------   -------
      Total (loss) earnings available for fixed charges     $(424,533)  $183,746  $199,183  $112,053  $101,665  $(82,129)  $11,769
                                                            ---------   --------  --------  --------  --------  --------   -------
Ratio of earnings to fixed charges(2)                              --       46.1      98.5      71.6      79.9        --       4.4


(1) The financial information presented for the periods prior to December 31, 1998 has been presented based on the combined historical financial position, results of operations and cash flows of the ongoing semiconductor business of Rockwell prior to the Distribution and is not necessarily indicative of what the financial position, results of operations or cash flows would have been had we been an independent public company during the periods presented.

(2) Computed by dividing (i) earnings before taxes adjusted for fixed charges by
(ii) fixed charges, which include interest expense plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor plus amortization of debt issuance costs. For the fiscal year ended September 30, 1998 and the six months ended March 31, 1999 our losses before taxes of $430.3 million and $86.4 million, respectively, were not adequate to cover fixed charges of $5.8 million and $4.3 million, respectively.